Filed by Galileo Acquisition Corp. pursuant to Rule 425
under the U.S. Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Galileo Acquisition Corp.
Commission File No.: 001-39092
Date: May 19, 2021

SHAPEWAYS

Shapeways Investor Presentation

May 2021

DISCLAIMER

This Presentation (the "Presentation") is for informational purposes only to assist interested parties in making an evaluation with respect to a proposed business combination between Galileo Acquisition Corp. ("Galileo") and Shapeways Inc. (the "Company" or "Shapeways") and is being furnished through Stifel, Nicolaus & Company, Incorporated ("Stifel") solely for use by prospective investors in connection with their consideration of an in Galileo.

This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Galileo, the Company, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision.

The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder.

Neither Stifel nor the Company nor any of their respective affiliates, employees or representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained in this Presentation or any other information (whether communicated in written or oral form) transmitted or made available to prospective acquirers or investors and each of such persons expressly disclaims any and all liability relating to or resulting from the use of this Presentation or such other information by a prospective acquirer or investor or any of their affiliates or representatives. Stifel has not independently investigated or verified the information contained herein. Prospective investors are not entitled to rely on the accuracy or completeness of the Presentation and are entitled to rely solely on only those particular representations and warranties, if any, which may be made by the Company to an investor in a subscription agreement, when, as and if executed, and subject to such limitations and restrictions as may be specified therein.

Each recipient agrees, and the receipt of this Presentation serves as an acknowledgment thereof, that the subject matter hereof and all of the information contained herein is of a confidential nature and that the recipient will treat such information in a confidential manner and will not, directly or indirectly, disclose or permit its affiliates or representatives to disclose any information regarding its receipt hereof or any information contained herein to any other person or reproduce, disseminate, quote or refer to this Presentation, in whole or in part, without the prior written consent of Stifel or the Company.

Projections - The financial projections presented in this Presentation represent management's current estimates of future performance based on various assumptions, which may or may not prove to be correct. The Company's independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to the projections and accordingly they did not express an opinion or provide any other form of assurance with respect thereto. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying these projections are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risk that could cause actual results to differ materially from those contained in these projections. Accordingly, there can be no assurance that these projections will be realized. Further, industry experts may disagree with these assumptions and with management's view of the market and the prospects for the Company. .

This Presentation does not purport to contain all information which may be material to an acquirer or investor, and recipients of this Presentation should conduct their own independent evaluation and due diligence of the Company. Each recipient agrees, and the receipt of this Presentation serves as an acknowledgment thereof, that if such recipient determines to engage in a transaction with the Company, its determination will be based solely on the terms of the definitive agreement relating to such transaction and on the recipient's own investigation, analysis and assessment of the Company and the transaction.

The Company does not intend to update or otherwise revise this Presentation following its distribution and neither the Company nor Stifel makes any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained in this Presentation after the date of the Presentation.

References herein to "Stifel" collectively refer to Stifel, Nicolaus & Company, Incorporated and other affiliated broker-dealer subsidiaries of Stifel Financial Corp. References herein to "Stifel Financial" refer to Stifel Financial Corp. (NYSE: SF), the parent holding company of Stifel and such other affiliated broker-dealer subsidiaries.

Neither the Company nor any of its employees or representatives may be contacted directly without the prior written consent of Stifel. All communications, inquiries and requests for information should be directed to Bryan Dow at Stifel.

Use of Data - The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Galileo and the Company assume no obligation to update the information in this presentation. Further, the financial statements contained herein were prepared by the Company in accordance with private company AICPA standards. The Company is currently in the process of conforming its financials to comply with public company and SEC requirements.

Trademarks - Galileo and the Company own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Galileo or the Company, or an endorsement or sponsorship by or of Galileo or the Company. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Galileo or the Company will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.

DISCLAIMER, CONT.

Forward Looking Statements - Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the Company's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. These forward-looking statements are subject to a number of risks and uncertainties; the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination is not obtained; failure to realize the anticipated benefits of the Potential Business Combination; risks relating to the uncertainty of the projected financial information with respect to the Company; the risk that the Company's target markets may not increase at projected rates; the size of the Company's market opportunity may not materialize; the Company may not be able to successfully scale its business to attract larger, and repeat customers; customers may not continue to use the Company's services; supply chain interruptions; the Company's ability to scale its manufacturing capabilities; the Company many not be able to turn pipeline customers into customers that will provide significant revenues; defects in products the Company manufactures; the Company's ability to successfully expand its product lines and channel distribution; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Galileo filed, or to be filed, with SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Galileo nor the Company presently know or that Galileo and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward- looking statements reflect Galileo's and the Company's current expectations, plans or forecasts of future events and views as of the date of this Presentation. Galileo and the Company anticipate that subsequent events and developments will cause Galileo's and the Company's assessments to change. However, while Galileo and the Company may elect to update these forward-looking statements at some point in the future, Galileo and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Galileo's or the Company's assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Financial Information; Non-GAAP Financial Measures - The financial information and data for the year ended 2018 are audited. The financial information and data for the years ended 2019 and 2020 are actual unaudited and do not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement or registration statement to be filed by Galileo or Shapeways with the SEC. Some of the financial information and data contained in this Presentation, such as Adjusted EBITDA are non-GAAP metrics. These non-GAAP financial metrics have not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). These non- GAAP measures, and other measures that are calculated using such non-GAAP measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to operating income, net income or any other performance measures derived in accordance with GAAP. A reconciliation of the projected Non-GAAP financial measures has not been provided because certain items excluded from these Non-GAAP financial measures such as charges related to stock-based compensation expenses and related tax effects, including non-recurring income tax adjustments, cannot be reasonably calculated or predicted at this time.

Galileo and Shapeways believe these non-GAAP measures of financial results including on a forward-looking basis provide useful information to management and investors regarding certain financial and business trends relating to Shapeways' financial condition and results of operations. Shapeways' management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. Galileo and Shapeways believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Shapeways' financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of Galileo does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP.

However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Shapeways' non-GAAP measures may not be directly comparable to similarly titled measures of other companies. See the footnotes on the slides where these measures are discussed and the Appendix for definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

Important Information for Investors and Stockholders - Galileo and Shapeways and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Galileo's stockholders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Potential Business Combination of Galileo's directors and officers in Galileo's filings with the SEC, including Galileo's registration statement on Form S-1, to be filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Galileo's shareholders in connection with the Potential Business Combination is set forth in the proxy statement/ prospectus on Form S-4 for the Potential Business Combination, which is expected to be filed by Galileo with the SEC.

This Presentation is not a substitute for the registration statement or for any other document that Galileo may file with the SEC in connection with the Potential Business Combination.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain free copies of other documents filed with the SEC by Galileo through the website maintained by the SEC at http:// www.sec.gov.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

TRANSACTION SUMMARY

SHAPEWAYS



Greg Kress
CEO



Jennifer Walsh
CFO

GALILEO



Luca Giacometti
Co-founder,
Chairman & CEO



Alberto Recchi
Co-founder,
CFO



Alberto Pontonio
Co-founder,
Director

HIGHLIGHTS

TRANSACTION STRUCTURE

- Galileo Acquisition Corp. has proposed to enter into a business combination with Shapeways
- Target transaction close expected Q3 2021
- Proceeds from the transaction expected to fund growth of Shapeways' end-to-end software platform and further expand offerings to a wide range of manufacturing technologies

VALUATION

- Transaction implies a pro forma enterprise value of $410M
- 4.8X 2022E revenue of $86M

CAPITAL STRUCTURE

- The transaction will be funded by a combination of SPAC cash held in trust of $139M and $75M proceeds from the PIPE
- Transaction is expected to result in $195M net proceeds to the company, assuming no redemption of SPAC public shareholders

PRO FORMA OWNERSHIP

- 60% existing shareholders of Shapeways, 28% SPAC & founders shares, 12% PIPE investors

Galileo Acquisition Corp identified Shapeways as a unique and compelling opportunity in the large, fast growing digital manufacturing market, where Shapeways is a leader, has proven high quality, flexible on demand manufacturing and proprietary, purpose built software.

Galileo

GALILEO ACQUISITION CORP

Serial SPAC team having successfully completed four business combinations, plus Shapeways in process.

Seasoned dealmakers with diverse nationalities, M&A, principal investing and **public company operating experience** in both the North American and Western European markets.

Uniquely qualified to support Shapeways' domestic and international growth strategy given a combination of experience, language and culture, and local network of professionals and investors **on both sides of the Atlantic.**


Galileo

SHAPEWAYS IS A LEADER IN DIGITAL MANUFACTURING

1. Unique and compelling opportunity in **large, fast growing digital manufacturing market**
2. High quality, **flexible on demand manufacturing** with **proprietary purpose built software**
3. Agnostic to hardware and materials allows **quick adaptability to market shifts**
4. **Broad use across customer** types and industries with **global delivery to end customers in 160 countries**
5. **Experienced management team** with strong investor support
6. **Scalable financial model** with opportunity to consolidate fragmented market to **create significant shareholder value**

SHAPEWAYS

SHAPEWAYS' DIGITAL MANUFACTURING PLATFORM OFFERS CUSTOMERS ACCESS TO HIGH QUALITY MANUFACTURING FROM START TO FINISH



SHAPEWAYS

Digital Manufacturing Leader

Offering high quality, flexible on demand manufacturing

With expansive capabilities

Enabled by purpose built, proprietary software

SHAPEWAYS IS A LEADER IN DIGITAL MANUFACTURING

Combining high quality, flexible on demand manufacturing with purpose built proprietary software enables any customers to rapidly transform digital designs to physical products.

AT A GLANCE

21M+ Parts Manufactured[1]	**11** Additive Technologies[1]	**90+** Materials & Finishes[1]	**2** Manufacturing Sites[1]	**160+** Countries Delivered[1]
1M+ Global Customers[1]	**66%** Forecasted Revenue CAGR[2]	**88%** Repeat Revenue[3]	**54%** Internal Manufacturing GM%[4]	

(1) Company metric as of December 31, 2020
(2) Forecasted revenue CAGR from 2020 through 2025
(3) Repeat Revenue is defined as 2020 revenue from pre-2020 customer cohorts
(4) Internal Manufacturing GM% is defined as non outsourced manufacturing GM for Q4 2020

EXPERIENCED MANAGEMENT TEAM
+ COMMITTED, LONG TERM INVESTORS

SENIOR MANAGEMENT TEAM



Greg Kress
Chief Executive Officer
open english



Jennifer Walsh
Chief Financial Officer
Return Path TimeWarner



Miko Levy
Chief Revenue Officer
outbrain conduit

KEY INVESTORS



Josh Wolfe
Co-Founder, Managing Partner
LUX



Albert Wenger
Managing Partner
USV



Robert Jan Galema
Managing Partner
inkef capital



Chris Dixon
General Partner
ANDREESSEN HOROWITZ



Ben Holmes
Venture Partner
Index Ventures



Phillip Jung
Chief Strategy Officer
hp

DISRUPTING THE MASSIVE GLOBAL MANUFACTURING MARKET

Market is slow, manual, and rigid. Focused on mass production and unable to meet changing customer needs.

Digitizing the end to end manufacturing process enables increased speed, lower costs, and higher flexibility.

Accelerated by Additive Manufacturing.

DIGITAL MANUFACTURING MARKET SIZE[1]
Includes low volume manufacturing in both traditional & additive technologies

2020E
$39B

2030E
$120B

(1) Wohlers 2020, Grandview Research, Transparency Market Research, ORC, Bero Inc

ADDITIVE MANUFACTURING[1] INNOVATION ACCELERATES SHIFT TO FINISHED PART PRODUCTION

INCREASED HARDWARE INNOVATION
Legacy patent expiration enabling new hardware innovation, embracing open material model and delivering improved speed, accuracy, and quality.

INCREASED MATERIALS DEVELOPMENT
Open source model, driving significant investment from large material manufacturers, creating 1,000s of new materials[2].

CREATING NEW END PART APPLICATIONS
Enabling market innovation and accelerating adoption of finished, end use production parts.

ADDITIVE MANUFACTURING MARKET SEGMENTATION[3,4]



OTHER SERVICES
22%
MATERIALS
15%
SW
SW
PART
PRODUCTION
36%
HARDWARE
27%

SHAPEWAYS

(1) Additive Manufacturing is defined as the manufacturing process that produces 3D objects by adding material vs removing materials
(2) Management projections based on industry knowledge
(3) Wohlers Report 2020 Market Segmentation
(4) Shapeways offers products and services that are included in both the "Part Production" and "Other Services" market segments

SHAPEWAYS PLATFORM TRANSFORMS DIGITAL DESIGNS TO PHYSICAL PRODUCTS

Digital File
File Upload
Digital Inventory Integration

Product Configuration
Technology
Material + finish
Delivery Speed

File Analysis, Manufacturability
Auto Correction
File Optimization

Supply Chain Readiness
SC flexibility
Smart Allocation

Pre Production
Custom Routing
Tray Planning
Machine Integration

Complex Manufacturing
One-part flow
100% traceability
High quality

Post Production
Finishing
Testing
Certification

Global Delivery
Custom Packaging
End Customer Delivery


CAD

Internal Capabilities
US & EU Manufacturing Sites

Material Agnostic
BASF, DSM, Henkel, Arkema, +

CAD Software Agnostic
DAE, OBJ, STL, X3D, X3DB, X3DV, WRL, 3MF, STEP, STP, +

Supply Chain Network
50+ high quality manufacturing partners to support long tail product offering

Hardware Agnostic
EOS, HP, 3D Systems, Stratasys, Prodways, ExOne, SLM Solutions, EnvisionTec, Origin, Carbon, Formlabs, +

WITH EXPANSIVE MANUFACTURING CAPABILITIES

AGNOSTIC TO HARDWARE + MATERIALS ALLOWS QUICK ADAPTABILITY TO MARKET SHIFTS

Shapeways currently offers 11 hardware technologies and over 90 materials and finishes, with ability to scale new innovation easily.

eos
hp
ORIGIN
Carbon
envisionTEC
DSM
formlabs
SLM
Henkel
stratasys
BASF
ARKEMA
ExOne
3D SYSTEMS
PRODWAYS



eos
EOS P 396

ENABLED BY PURPOSE BUILT, PROPRIETARY DIGITAL MANUFACTURING SOFTWARE



DIGITIZING END TO END MANUFACTURING

Giving customers the ability to realize the potential of Digital Manufacturing.

Providing high quality, low volume, complex one part production.

THAT DIGITIZES THE END TO END MANUFACTURING PROCESS

MAKING COMPLEX MANUFACTURING SIMPLE
Through end-to-end digitization and automation, removing unnecessary risk and costs.



ORDERING
File upload, configuration, instant pricing, digital inventory



ANALYSIS
File analysis, printability tools, file optimization workflows



PLANNING
Supply chain management & smart demand allocation



PRE PRODUCTION
Manufacturing prep, tray planning, machine integration



MANUFACTURING
Complex one-part workflow, real time tracking, & traceability

AND DOES
IT AT SCALE

SOFTWARE BUILT WITH INTEGRATIONS IN MIND.

Enabling deep integrations with our customers, connecting systems, apps, people, & infrastructure to become a mission critical component of their business.

SHAPEWAYS API

shopify Etsy amazon Walmart

Google ebay

+100's More



func codeCheck() -> Bool
Table View
Card View
PO: 7030409JB
+10 Days
PO: 7030409JB
-12 Days

MAKING MANUFACTURING ACCESSIBLE, OFFERING FRICTIONLESS CUSTOMER EXPERIENCE



FAST
Receive physical products in days, from upload to delivery

LOW COST
No upfront investment to get started & no minimum order quantity

FLEXIBLE
Switch between technology & materials based on customer needs

HIGH QUALITY
Proven high quality production to meet finished end product standards

SCALABLE
Easily scale up and down based on your business needs

SUSTAINABLE
Additive Manufacturing offers eco-friendly, sustainable manufacturing

BROAD USE ACROSS CUSTOMER TYPES + INDUSTRIES

INDIVIDUAL ENGINEERS TO LARGE ENTERPRISE CUSTOMERS

Broad use across customer types and industries. Enabling support from design, prototyping, optimization, and finished part production.



Individual Engineer
Focused on project based needs to support product design through production.

Small Business
Focused on manufacturing with ongoing flexibility, supply chain agility, & ability to scale.

Large Enterprise
Focused on production, supply chain development, and software to manage internal production.

Manufacturer
Focused on software to manage internal production, supply chain development, and overflow.

BIOLOGIC MODELS



SNOOZ



kespry



open bionics



BeeHero


BeeHero

LOYAL CUSTOMER BASE WITH GROWING CUSTOMER ECONOMICS

HIGH REPEAT REVENUE

Historic customer base drives high repeat revenue, driving 88% of 2020 revenue



2020 CORE REVENUE
NEW CUSTOMER REVENUE
12%
PRE 2020, REPEAT CUSTOMER REVENUE
88%

GROWING CUSTOMER ECONOMICS

Ability to drive consistent improvement in GM per customer[1], forecasting 30%+ CAGR from 2020 through 2025



30%+ CAGR
45% Growth
34% Growth
2018
2019
2020
2025E

SHAPEWAYS

(1) GM per Customer is defined as total gross margin divided by total customer count

SCALABLE PLATFORM, POSITIONED FOR EXPANSION

Shapeways' platform is positioned to scale across materials, markets, technologies, and software as a service.



SOFTWARE AS A SERVICE
Platform Investment: $ Investment
NEW MANUFACTURING TECHNOLOGY
Platform Investment: $$$ Investment
NEW MARKET EXPANSION
Platform Investment: $$ Investment
NEW MATERIAL OFFERING
Platform Investment: $$ Investment
SOFTWARE
SHEET METAL
INJECTION MOLDING
CNC
EXPANDED AM
AEROSPACE
AUTOMOTIVE
MEDICAL
INDUSTRIAL
ASIA
CERAMICS
COMPOSITES
INDUSTRIAL METALS
EXPANDED POLYMER OFFERING

OPPORTUNITY TO EXPAND ADDITIVE MANUFACTURING CAPABILITIES

AM HARDWARE + MATERIAL CAPABILITY EXPANSION UNLOCKS NEW INDUSTRIES

Enabling acceleration of adoption in key markets including Industrial, Medical, Automotive, and Aerospace.

ADDITIVE MANUFACTURING CAPABILITY EXPANSION[1]

Forecasted new material expansion driven by customer applications and new hardware, material innovation


FUTURE MATERIAL INNOVATION
Capability Expansion
COMPOSITES, CERAMICS
Capability Expansion
INDUSTRIAL METALS
Capability Expansion
ADDITIONAL POLYMERS
Capability Expansion
EXISTING CAPABILITY
Polymer Focused

(1) Wohlers 2020, Management Projections

OPPORTUNITY FOR FURTHER MARKET EXPANSION BEYOND US + EU

ANNUAL MANUFACTURING OUTPUT[1]


TAIWAN
$200B
INDIA
$300B
SOUTH KOREA
$400B
JAPAN
$1,000B
CHINA
$2,000B

(1) Brookings Global Manufacturing Scorecard, United Nations Conference on Trade and Development, 2015

OPPORTUNITY TO EXPAND PART ENVELOPE BEYOND ADDITIVE MANUFACTURING

To include CNC, Injection Molding, & Sheet Metal through supply chain partners to expand customer share of wallet


ADDITIVE MANUFACTURING
CNC
INJECTION MOLDING
SHEET METAL

ESTIMATED PART ENVELOPE, MARKET BREAKDOWN[1]
Complex, low volume part production

(1) Based on public comparable 2020 revenue breakdown

OFFER SOFTWARE AS A SERVICE, CREATING THE MANUFACTURING OPERATING SYSTEM FOR THE INDUSTRY

Enabling manufacturer's digital transformation provides Shapeways with an enormous market opportunity.

Creating additional growth channels through ongoing software revenue and additional manufacturing in support of expanded capabilities.


10M+
MANUFACTURERS GLOBALLY[1]
6%
DIGITIZED[2]

(1) SCMO - Supply Chain Management Outsource 2019 estimate
(2) CapGemini - based on companies at advanced stage of digitization

STRENGTH OF SHAPEWAYS PLATFORM ENABLES TRANSFORMATION OF GREATER MARKET

In 2020 Shapeways deployed "Powered by Shapeways", gray-labeled software that enables partners to leverage Shapeways end-to-end manufacturing software platform for their business and make the digital shift.

SHAPEWAYS SOFTWARE AS A SERVICE

IMPROVED ACCESSIBILITY
Shift online, improve customer accessibility

INCREASED PRODUCTIVITY
Efficiency from end-to-end software platform

EXPANDED CAPABILITIES
Leverage greater Shapeways capabilities to expand offering

SHAPEWAYS ACCELERATES METAL ADDITIVE MANUFACTURING CAPABILITIES

Shapeways & Desktop Metal have entered into a MOU to establish a multi-year strategic partnership to accelerate the adoption of industrial metal additive manufacturing

SHAPEWAYS × Desktop Metal

STRATEGIC PARTNERSHIP

The Shapeways & Desktop Metal Strategic Partnership expects to:

- Expand upon the long standing EnvisionTec relationship
- Accelerates industrial metal manufacturing roadmap and drives alignment with leading hardware manufacturer
- Expand material + technology offerings to extend market reach and grow customer share of wallet

FINANCIALS AND TRANSACTION OVERVIEW



ACCELERATING FINANCIAL PROFILE

SHAPEWAYS FINANCIAL SUMMARY[1] ($ in Millions)



36%
44%
46%
49%
50%
51%
52%
$400
$300
$200
$100
$0
66% CAGR
$400M
$32M
$34
-$6
-$2
$44
-$6
$86
$0
$150
$16
$250
$50
$107
2019
2020
2021E
2022E
2023E
2024E
2025E
Revenue
Adjusted EBITDA
GM%

KEY HIGHLIGHTS

- Shapeways 2025E revenue is <1% of addressable market
- $62B+ market in 2025E driven by accelerating adoption of digital manufacturing solutions
- Shapeways has a clear path to >12X revenue as its software and manufacturing capabilities show growth
- Efficient growth is driven from significant platform leverage
- 100% organic growth in forecast with potential upside from M&A

(1) Adjusted EBITDA in the Financial Model does not reflect the additional costs we will incur as a public company such as the additional legal, accounting, compliance and other similar costs.

DIVERSIFIED REVENUE PROFILE, POSITIONED FOR GROWTH

SHAPEWAYS REVENUE ($ in Millions)



$400
$300
$200
$100
$0
2020
2021E
2022E
2023E
2024E
2025E
Core
New Additive Manufacturing
Software
CNC, Injection Molding, Sheet Metal

OBSERVATIONS

- Shapeways' current revenue is comprised of the "core[1]" customer segment, steadily increasing by year
- By 2025E the core customer segment shifts to be ~25% of total revenue
- A significant portion of 2025E Revenue will include revenue from Powered by Shapeways Software and Manufacturing
- Further top line growth is comprised from expanded capabilities beyond Additive Manufacturing including other digital manufacturing technologies including CNC, Injection Molding, & Sheet Metal

(1) "Core" is defined as existing Shapeways products, services, and capabilities

OPPORTUNITY TO ACCELERATE EXPANSION, $150M REVENUE OPPORTUNITIES IDENTIFIED


100's
of Companies
50+
Opportunities
10+

1. Large universe of small, niche additive manufacturing companies
2. Over 50 actionable targets that could accelerate growth strategy
3. Over 10 opportunities that could drive over $150M in near term revenue

KEY HIGHLIGHTS

- $150M in near term revenue opportunities identified
- Inorganic growth is not included in plan
- Multiple actionable acquisition targets identified across various manufacturing technologies, geographies, industry focused verticals, and consolidate peers
- The industry is fragmented with 100s of smaller players with non integrated software and manufacturing solutions, making them opportunities for consolidation

SHAPEWAYS IS WELL POSITIONED AGAINST PEERS

		Additive 2.0			Legacy Digital Manufacturing	
	SHAPEWAYS	Desktop Metal	VELO 3D	Markforged	materialise	PROTOLABS
CY'20A-CY'22E Revenue CAGR	65%	246% (CY'20A-CY'22E Revenue CAGR)	116% (CY'20A-CY'22E Revenue CAGR)	32% (CY'20E-CY'22E Revenue CAGR)	15% (CY'20A-CY'22E Revenue CAGR)	10% (CY'20A-CY'22E Revenue CAGR)
EV / CY'22E Revenue	4.8x	16.0x	18.1x	13.6x	6.7x	5.9x
CY'22E Gross Margin	49%	39%	34%	59%	57%	49%
Valuation	$0.6M Pro Forma Equity Value	$3.7B Current Market Capitalization	$2.1B Pro Forma Equity Value	$2.1B Pro Forma Equity Value	$1.8B Current Market Capitalization	$3.2B Current Market Capitalization

Source: Thomson Reuters, Capital IQ; as of April 27, 2021
Note: Markforged data from SPAC announcement presentation as of February 24, 2021
Note: Velo3D data from SPAC announcement presentation as of March 23, 2021
Note: Desktop Metal data includes impact of EnvisionTEC acquisition

SHAPEWAYS IS A LEADER IN DIGITAL MANUFACTURING

1. Unique and compelling opportunity in **large, fast growing digital manufacturing market**
2. High quality, **flexible on demand manufacturing** with **proprietary purpose built software**
3. Agnostic to hardware and materials allows **quick adaptability to market shifts**
4. **Broad use across customer** types and industries with **global delivery to end customers in 160 countries**
5. **Experienced management team** with strong investor support
6. **Scalable financial model** with opportunity to consolidate fragmented market to **create significant shareholder value**

SHAPEWAYS